Greenlight Capital Re, Ltd.
802 West Bay Road
P.O. Box 31110
Grand Cayman, KYI-1205
Cayman Islands

August 21, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-3628
Attention:  Jim B. Rosenberg
    Senior Assistant Chief Accountant

Re:	Greenlight Capital Re, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”)
Schedule 14A Filed March 10, 2009 (the “Schedule 14A”)
File No. 001-33493

Ladies and Gentlemen:

Set forth below are the responses of Greenlight Capital Re, Ltd. (the “Company” or “we”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 6, 2009 with respect to the Form 10-K and Schedule 14A referenced above.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s response thereto.  Caption references and page numbers refer to the captions and pages contained in the Form 10-K or Schedule 14A, unless otherwise indicated.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K or Schedule 14A.  All numbers are in thousands except where noted otherwise and except for per share data.

Form 10-K for Fiscal Year Ended December 31, 2008

Business
Marketing and Distribution, page 7

1.
We note that a majority of your business is sourced through reinsurance brokers. In particular, we note that three reinsurance brokers, Cornerstone Re, Gallagher Re and Reinsurance Cooperative Associates, LLC, each accounted for more than 15% of your written gross premiums in 2008. Please advise us as to whether you have entered into any agreement or understanding with respect to these brokers.  If you have entered into any agreement, please describe the material terms of your agreement and file the agreement as an exhibit to your filing.

    Please be advised that we have not entered into any agreement or understanding with respect to any broker.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Premium Revenues and Risk Transfer, page 43

2.	Regarding your reliance on clients’ initial estimates in your accounting for earned premiums, which are subsequently adjusted as these estimates are revised, please revise to include the following.

•
The dollar amount of the change in these estimate reflected in your results of operations for each period presented and the expected impact of changes from your current estimates on your future financial position and results of operations;

•
The time lag from when information is reported to/obtained by the client related to this estimate to when this information is reported to you from the client and to what extent this time lag effects your estimates;

•	A description of the degree of variation in client premium estimation practices, including the different methods and key assumptions used, and how you compensate for these variations;

•	The process you perform to determine the accuracy and completeness of the information received from clients,

•	A description of your internally-generated analyses used to validate premium estimates received from clients;

•
How you provide for any data limitations in your premium recognition process, including related assumptions used to arrive at your best estimate and what specific factors led you to believe this amount is the most realistic; and

•	The frequency and magnitude of disputes with clients and the duration of negotiations for your dispute resolution process.

At the inception of each of our reinsurance contracts, we receive premium estimates from the client, which, together with historical and industry data, we use to estimate what we believe will be the ultimate premium payable pursuant to the contract.  We receive actual premiums written by each client as the client reports to us on a monthly or quarterly basis (depending on the terms of the contract) the actual results of the underlying insurance writings.  We book the actual premiums written when we receive them from our client.   Each reporting period we estimate the amount of premiums that are written for stub periods that have not as yet been reported. For example, for our December year-end numbers we may have to estimate December premiums ceded under certain contracts since the client may not be required to report the actual results to us until after we have filed our financial statements.  As such, typically, premium estimates are only used for unreported stub periods, which accounts for a small percentage of our reported premiums written.  We believe that estimating premiums written for these stub periods is standard reinsurance industry practice.

We are able to confirm the accuracy and completeness of premiums being reported by our clients by either reviewing the client’s statutory filings and/or performing an audit of the client, as per the terms of the contract.  Discrepancies between premiums being ceded and reported under a contract are, in our experience, rare.  To date, we have not had any discrepancy in premium being reported by a client that required a dispute resolution process.

Loss and Loss Adjustment Expense Reserves, page 44

In order to meet the principal objectives of MD&A, the disclosure of judgments and uncertainties surrounding your reserve estimation process should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing your responses to comments three through seven below, which we believe should be addressed, at a minimum, for each of your major product lines.

3.
In projecting ultimate losses, your actuaries use the paid loss development, reported loss development, expected loss ratio and Bornhuetter-Ferguson methods as they deem appropriate in order to determine a best estimate. They may use one method, a combination of methods or all methods. Please describe the primary factors that your actuaries consider in selecting a methodology to determine the best estimate, including the circumstances in which they would select one method, a combination of methods or all methods. Further, disclose how each method is weighted to arrive at the best estimate, when more than one method is used.

We use various actuarial methods to provide data point estimates to aid us in our estimation of reasonable and adequate loss reserves.  We analyze reserves on a contract by contract basis and do not reserve based on aggregated product lines. Certain of the methods we consider are more appropriate depending on the type and structure of the contract or at what point we are at in the contract’s life-cycle. The primary factors used to determine the actuarial method or methods used are where we are at in the contract’s life cycle (i.e. how mature is the contract) and the duration of the expected paid losses on the contract. For example, the data estimation for contracts that are relatively new and therefore have little paid loss development is more appropriately considered using a Bornhuetter-Ferguson method than a paid loss development method.  We do not have a set weighting of the various methods we use.

4.
You establish the IBNR reserve using loss information and estimates communicated by ceding companies, industry information, knowledge of the business written and management’s judgment. As a new company, you rely more on client and industry data than on your own data to identify unusual trends requiring changes in reserve estimates. Please disclose the following:

•	The nature of the data supplied by clients used to determine your IBNR reserve;

•
The time lag from when information is reported to/obtained by the client related to this estimate to when this information is reported to you from the client and to what extent this time lag effects your estimates;

•	That portion of the IBNR reserve that was determined using client information as compared to information generated by you;

•	The extent of your reliance on client and industry data in the IBNR assumption-setting process; and

•	Your procedures for determining the adequacy of the IBNR reserve on both an annual and interim reporting basis.

We require each of our clients to provide loss information for each reporting period, which, depending on the contract, could be monthly or quarterly.  The loss information required depends on the terms and conditions of each contract but typically includes details of underlying losses paid and case reserves that have been established, as well as loss triangle information that provides loss experience and is used to determine loss development for a given contract.

Client reports, whether due monthly or quarterly, have set reporting dates of when they’re due to us (i.e., fifteen days after month end).  As such, the time lag in the client’s reporting depends upon the terms of the specific contract.  The timing of the reporting requirements is designed so that we receive premium and loss information as soon as practicable once the client has closed its books.  Accordingly, there should be a very short lag in such reporting.   Additionally, most of our contracts that have the potential for large single event losses have provisions that such loss notification needs to be received immediately upon the occurrence of an event.

Each reinsurance contract is different and the degree to which we rely on client data versus our own data varies greatly from contract to contract. The extent to which we rely on client data for reserve setting purposes depends upon the availability of historical loss data from the client and our judgment as to how reliable we believe the client’s historic loss performance is compared to its current book of business. We may from time to time supplement client data with industry and competitor information where we deem appropriate.

Each quarter our reserving committee, which is comprised of our CEO, CFO, Controller and Reserving Actuary, meets to assess the adequacy of our loss reserves based on the reserve analysis and recommendations prepared by the company’s actuaries.   The reserving committee discusses each contract individually and approves or revises the stated reserves.  Additionally, we contract with an external actuarial firm to perform a quarterly reserve review and to annually opine on the reasonableness and adequacy of our loss reserves.  If there were to be material differences between our booked reserves and their recommended reserves we would review the differences and make any necessary adjustments to the booked reserves.  To date we have had no such material differences.

5.
Please quantify and explain each key assumption that materially affected your estimates of loss and LAE reserves at December 31, 2008, identifying those key assumptions that were inconsistent with historical loss reserve development patterns. Explain why these assumptions are now appropriate.

We have not changed any key assumptions that have materially affected our loss and LAE reserves as December 31, 2008 and none of our assumptions are inconsistent with historical loss reserve development patterns.

6.	In 2008, your estimate of loss reserves recorded in prior years decreased by $12 million. Please revise your disclosure to provide the following information:

•	Describe and quantify the specific assumption changes that caused the $12 million reserve release and the new information received during 2008 upon which these changes were based.

•	Explain why such information was not available at a previous reporting date. Ensure your disclosure clearly explains why the reserve release occurred in 2008 and was not required in earlier periods.

The favorable loss development of $12 million relates primarily to a Florida personal lines contract we wrote in 2007.  The client reports incurred losses on this contract to us on a quarterly basis.  The reserves we book are based on a combination of data received from the client as well as historic and industry data.  During 2008, each quarter the client reported improved (i.e. lower) loss ratio estimates.  This decrease, supported by the favorable development of claims data, impacted on our own reserve analysis and correspondingly caused us to reduce our reserves by approximately $12 million.

We review loss reserves based upon the most recent available information.  In general, early on in a contract, loss reserves are estimated based on historic or modeled information.  These reserve estimates are adjusted, up or down, as the actual loss experience is realized.  Our loss reserves were adjusted quarterly as new information was presented by our client and thus we reported the favorable movement in our loss reserves quarterly at the first available opportunity.

7.
In order to show investors the potential variability in the most recent estimate of your loss and LAE reserve, present a tabular quantification of the impact that “reasonably likely” changes in key assumptions may have on future reported results, financial position and liquidity. Explain why management believes the scenarios identified are “reasonably likely.”

As described on page 45 of our 10-K for the year ended December 31, 2008, we reserve to point estimates on a contract by contract basis and our booked reserves are the sum of these point estimates.  We do not book reserves based on range estimates which may be subject to subjective adjustment between periods.  As of December 31, 2008, if our gross reserves were to deteriorate by 10% we would incur a gross loss of $8.1 million or a net loss, after retrocession, of $6.9 million.

Liquidity and Capital Resources, page 54

8.
As explained on page 41, you employ a non-traditional investment approach in lieu of fixed-income investment strategies, which does not appear to be aligned with the structure of your insurance obligations.  Please revise your disclosure to describe how you manage asset and liability profilesso that cash flows resulting from your invested assets are sufficient to meet your insurance obligations as they become due without the need to sell assets prematurely into a potentially distressed market.

The majority of our investments are liquid, are predominately securities that are traded on recognized securities exchanges and valued based on quoted prices in active markets for identical assets (Level 1).  Given our value oriented long and short investment strategy, if markets are distressed we would expect the liability of the short portfolio to decline.  Any reduction in the liability would cause our need for restricted cash to decrease and thereby free cash to be used for any purpose.  Additionally, since the majority of our invested assets are liquid, even in distressed markets, securities can be sold or covered to generate cash to pay claims.

Since we classify our investments as “trading,” we book all gains/losses on all our securities in our statement of income for each reporting period.  Thus, liquidating an investment in a distressed market has no negative financial implication to the Company as any investment loss on such a security has already been booked.

9.
At December 31, 2008, you had pledged $220.2 million of equity securities and cash equivalents as collateral for letter of credit facilities, which you established to support business assumed from insurers domiciled in jurisdictions where you are not licensed or admitted.  Please disclose the risks covered by these pledged assets and the basis upon which the amount and nature of assets pledged are required or otherwise how the nature and amount pledged are determined.  In this regard, disclose whether and to what extent this amount of pledged assets relates loss and LAE reserves at December 31, 2008, premiums written or other amounts. Disclose the facts and circumstances whereby these pledged assets would no longer be pledged/restricted.

The amount of collateral, currently in the form of letters of credit, posted to the benefit of our clients is based on the specific collateral requirement as stated in each reinsurance contract. For U.S. clients, the amount of letters of credit required is typically equal to the client’s reinsurance losses recoverable plus unearned premium reserve that they book for statutory purposes on each specific contract.  These balances need to be collateralized in order for our client to get statutory credit for their reinsurance assets which is standard practice in the reinsurance industry.

Once letters of credit are issued to our clients, the amount of assets that we pledge to our letter of credit providers depends upon the collateral requirements stated in the specific letter of credit facility agreement.  The amount of collateral required depends on the specific investment instrument that we pledge in the collateral account.    The amount of collateral credit that is given depends on the type of instrument and the exchange on which that instrument is traded.  For example, under the terms of the letter of credit facility with Citibank, N.A., if we pledge an equity security that is traded on the New York Stock Exchange, we receive a fixed percentage credit for the market value of such a security.  If the market value of these securities were to decline, we would be required to post additional collateral.  Conversely if the market value of these securities increased we would be entitled to withdraw collateral from the account.

Notes to Consolidated Financial Statements

2.  Significant Accounting Policies
Premium Revenue Recognition, page F-7

10.
As stated on page 9, your reinsurance contracts include profit commissions, self insured retentions, co-participations, reinstatement premiums and other contract features that align client interests with the Company.  Please disclose your accounting policies for each of these contract features.  Refer us to the applicable authoritative literature upon which you relied.  For each contract feature, tell us how it operates and its terms including triggering events and loss thresholds.  Quantify the impact of each contract feature on premium revenue and net income for each period presented.

Some of the contract features described above are contained in certain contracts and are negotiated at the time the reinsurance contract is being underwritten.  Such provisions can be structured in various ways and are contract specific.  As stated, these provisions are utilized primarily to align our interests with our client’s to ensure that our interests are considered as the client writes business. These features are very common in the reinsurance industry.

Generally profit commissions are structured such that if the contract is ultimately profitable to the reinsurer, then the client receives a profit commission.  A couple examples of how profit commissions may be structured are:

a)	The client receives a profit commission in the event that the ultimate loss ratio experienced on the contract is less than a specified percentage.

b)
The client receives a profit commission based on the ultimate profitability on the contract.  The profit on the contract may be calculated as the sum of premiums ceded less ceding commission and brokerage less losses paid and any other allowable expenses.

For accounting purposes, profit commission liabilities are accrued if they are to be paid to the client at the end of a contract based on our current loss estimate. For the year ended 2008 we booked an expense of $13.3 million to reflect the payment and accrual of profit commissions.  Profit commissions are reported in the consolidated statements of income under the caption “Acquisition costs”.

Self insured retentions and co-participations are similar in that such provisions cause the client to retain certain layers of the insurance business they write such that they are economically motivated to write profitable business.  Such provisions do not impact the way in which we account for the reinsurance contract.  We simply account for the layer or percentage of the business that is ceded to us.

Re-instatement premiums are typically seen in natural catastrophe contracts.  For example, for a premium of $1 million we might provide a client with $10 million of reinsurance protection for a calendar year in the event that the client incurs losses from natural catastrophes.  If a $10 million loss were experienced in say October, the client would not be covered from additional natural catastrophe losses for the remainder of the year.  A re-instatement provision would provide the client with additional protection, say $5 million, for the remainder of the year in exchange for the payment of a reinstatement premium.  For accounting purposes, the reinstatement premium is not due and payable until there is a first loss event.  As such, we would only record the additional reinstatement premium in the event that the client incurred a first loss on the cover.

Definitive Proxy Statement

Compensation Discussion and Analysis
Bonus, page l4

11.
You state that your target bonuses for NEOs are determined as a percentage of base salary.  Please provide us with proposed disclosure that you intend to include for your 2010 proxy statement which identifies the respective bonus targets for each of your NEOs.

We propose to include wording such as the following in our 2010 proxy statement:

The target bonuses for our named executive officers are expressed as a percentage of base salary.  For 2009, Mr. Goldberg’s target bonus is 125% of base salary.  Mr. Hedges’ target bonus is 100% of base salary.  And Mr. Courtis’ target bonus is 60% of base salary.

12.
Please provide proposed disclosure that you intend to include in your 2010 proxy statement which clarifies the respective percentages of the target bonus attributed to the quantitative component and qualitative component.

We propose to include the following disclosure in our 2010 proxy statement:

Each named executive officer’s target bonus consists of two components, a quantitative component which is based on our return on deployed equity and a discretionary component which is based on a qualitative assessment of his performance.  Each named executive officer is assigned a quantitative bonus participation percentage, or a “QBP percentage,” which indicates the portion of his bonus that will be determined based on the return on deployed equity.  Deployed equity is the aggregate allocated equity calculated by our proprietary models based upon the risk profile of each reinsurance contract written.

If our Compensation Committee expects an individual to have a direct or significant impact on our return on deployed equity, it will assign that individual a higher QBP percentage.  Similarly, if our Compensation Committee expects that an individual will not have a direct or significant impact on our return on deployed equity it will assign that individual a lower QBP percentage.  Our Compensation Committee believes that the performance of each of Mr. Goldberg and Mr. Hedges, our Chief Executive Officer and Chief Underwriting Officer, respectively, will have a direct and/or significant impact on our return on deployed equity relating to our reinsurance operations.  Therefore, they have been assigned higher QBP percentages, whereas Mr. Courtis, our Chief Financial Officer, has been assigned a lower QBP percentage, as the Compensation Committee believes that his individual performance should be weighted more heavily when making bonus determinations.  For 2009, Mr. Goldberg’s target bonus was $500,000, 80% of which was the target QBP percentage.  Mr. Hedges’ target bonus was $500,000, 80% of which was the target QBP percentage.  Mr. Courtis’ target bonus was $180,000, 40% of which was the target QBP percentage. Each named executive officer’s QBP percentage may be adjusted annually by the Compensation Committee.

The qualitative portion of each named executive officer’s target bonus is determined based on a qualitative assessment of the individual’s performance in relation to certain performance goals and other factors, subject to the ultimate discretion of the Compensation Committee, as described in item 13 below.

13.
We note that you have not disclosed the specific formula by which return on deployed equity is calculated.  We also note that you have provided 2007 and 2008 estimates for the quantitative component under footnote 4 to your Summary Compensation Table.  Please provide us with draft disclosure that you intend to include for your 2010 proxy statement which includes the following:

•	Discussion of how your return on deployed equity was calculated and how it was used to determine compensation including threshold, target, and maximum levels of return on deployed equity;

•	Disclosure of the maximum amount that may be paid under the quantitative compensation component, and

•	Discussion of how the estimated compensation could change prior to being paid.

Confirm that you will discuss the Company’s level of achievement in relation to the return on deployed equity component in your 2010 proxy statement.

We also note your statement that the disclosure of the specific details of your return on deployed equity methodology and the levels required for bonus payments would cause competitive harm. Please note, that in order to keep your performance metrics confidential pursuant to Instruction 2 to Item 402(e) of Regulation S-K, you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. Please disclose the information or submit an analysis.

We propose to include the following disclosure in our 2010 proxy statement:

Each year, our employees, including our named executive officers, are entitled to receive a portion of a bonus pool based on quantitative performance.  This pool is calculated based on the return on deployed equity, or RODE, for each underwriting year and is calculated at the end of the third year following the start of each underwriting year.   RODE is the percentage return based on net underwriting income, net of all general and administrative expenses, all discounted at a risk free rate selected for such underwriting year, in relation to the sum of the deployed capital allocated to each of the contracts underwritten. The amount of quantitative bonus awarded, if any, is determined based on the excess of the actual RODE compared to a risk free return.

A target RODE is established for the entire underwriting portfolio each year by the Compensation Committee and is an amount equal to the sum of (i) the “risk free rate,” as determined annually by the Underwriting Committee and (ii) a fixed percentage in excess of the risk free rate for each contract underwritten based upon the inherent risk in each contract.  Currently we use one fixed percentage for all frequency business and another percentage for all severity business. A higher fixed percentage is assigned for severity business to reflect the inherently riskier nature of that business.

Expressed as a formula, for each underwriting year, target RODE is calculated as follows:

Target RODE =	Risk Free Rate + the sum of (a fixed percentage times the amount of deployed equity for each contract) / total deployed equity

At the end of the three-year measurement period, the actual RODE is compared to the target RODE for the applicable underwriting year and the quantitative bonus pool is funded in accordance with the following formulas:

Actual RODE	Amount Credited to Quantitative Bonus Pool

Equal to or less than Risk Free Rate	Zero

Between Risk Free Rate and Target RODE	The sum of all employees’ target quantitative bonuses multiplied by a fraction, the numerator of which equals the actual RODE minus the risk free rate and the denominator of which equals the target RODE minus the risk free rate.

Greater than Target Return	The sum of all employees’ target quantitative bonuses plus 10% multiplied by the excess of achieved RODE over target RODE multiplied by deployed equity.

Greater than Target Return + 5%	In addition to the bonus calculated above, an additional bonus pool will be created equal to 10% multiplied by the excess of achieved RODE over target RODE + 5% multiplied by deployed equity

There is no maximum amount that may be paid under the quantitative component of our bonus plan. Likewise, there is no fixed minimum amount and therefore the quantitative component of the bonus plan could be zero for any particular underwriting year.

Additionally, the Compensation Committee has the discretion to make adjustments to the calculation of the quantitative bonus pool due to significant over-performance or deficiencies.  For example, the quantitative bonus pool could be reduced if it related to over-weighting and short term good fortune on natural catastrophe business.  Alternatively, the quantitative bonus pool could be increased if in a generally poor underwriting year for the reinsurance industry, we demonstrated a prudent use of deployed capital and achieved a profitable above industry average return on capital.

The calculation of the quantitative bonus pool is deferred for three years following the applicable underwriting year because we believe that short-term results are not an accurate indicator of any contract’s performance.  Thus, subject to the requirements of Section 457A of the Internal Revenue Code, calculations are scheduled to be made with respect to the 2009 underwriting year on or around January 1, 2012.  As such, the employee’s receipt of the quantitative portion of his or her bonus is deferred until we can better determine the actual performance of the reinsurance contracts bound by us during such year.  We believe that this is unique in the reinsurance business and helps us better align the interests of management and shareholders by paying bonuses once the business develops instead of based solely on initial accounting of results.   The calculated bonus pool will accrue our investment return from December 31 of the underwriting year until December 31 two years later.

We confirm that in our 2010 proxy statement we will discuss our level of achievement in relation to the return on deployed equity methodology set forth above. It should be noted that 2010 will be the first year that such a payment will be made from our bonus plan.

14.
We note that you do not disclose the established and approved individual performance goals that are assessed to determine the qualitative portion of your bonus compensation.  Please provide us with draft disclosure that you intend to provide in your 2010 proxy statement which includes the following:

•	Discussion of the specific goals and objectives assessed for each of your NEOs; and

•	Discussion of how the level of achievement affects the actual bonuses to be paid.

Confirm that you will discuss each NEO’s achievement of objectives in your 2010 proxy statement.

We propose to include the following disclosure in our 2010 proxy statement:

At the beginning of each year, the Compensation Committee, with input from the CEO, establishes performance goals and objectives for each named executive officer. While the level of achievement of these objectives is considered by our CEO when making recommendations to the Compensation Committee with respect to qualitative bonus payments for the year, the Compensation Committee will ultimately decide what factors will be taken into account when making qualitative bonus determinations.  For 2009, the following factors may be considered by our Compensation Committee in making qualitative bonus determinations expanding new lines of business; developing and retaining relationships with brokers, agents and managing general agents; coordinating regulatory issues and relationships; communicating with rating agencies; managing our letters of credit facilities; ensuring that Board of Directors and committee meetings run efficiently and effectively; managing the ongoing public reporting process, including any SEC or Nasdaq issues; recruiting and developing staff; developing and managing relationships with outside experts, including financial advisors, attorneys and accountants; and producing underwriting analyses and reports which help us to track the progress of our business. Typically the Compensation Committee does not assign any particular weight to any of the factors it considers. While consideration is given to performance against the goals established at the beginning of the year, the Compensation Committee retains total discretion in determining actual bonus payouts.  The Compensation Committee may give greater consideration to other factors than to the pre-established performance goals and objectives.

We confirm that in our 2010 proxy statement we will discuss the factors taken into account by the Compensation Committee when determining each named executive officer’s 2009 qualitative bonus, including, where applicable, the achievement of individual performance goals and objectives.

15.
We note that the qualitative component of your cash bonus was paid to NEOs in the form of non-equity compensation based upon the achievement of performance objectives over a specified period of time.  As such, this compensation appears to have been paid pursuant to a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. See also Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations at the following web address: http://www.sec.gov/divisions/corpfin/cfguidance.shtml.  Please provide us with your analysis for why the qualitative component of your cash bonus is not non- equity incentive plan compensation that must be reflected under Column (g) to your Summary Compensation Table and in the Grants of Plan-Based Awards Table.

Item 402(a)(6)(iii) defines an “incentive plan” as any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant’s stock price, or any other performance measure.  Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations clarifies that a discretionary cash bonus that is not based on performance criteria should be reported in the “Bonus” column of the Summary Compensation Table.  The hallmark of an incentive plan is the relationship between the pre-established performance criteria and the ultimate bonus amount paid.  As noted in item 14 above, although the Compensation Committee and the CEO establish performance goals and objectives with respect to the named executive officers at the beginning of each year, the Compensation Committee retains complete discretion to determine actual bonus payouts, irrespective of whether these goals and objectives are achieved.  Thus it is possible that a named executive officer could achieve all of the performance goals established at the beginning of the year and not receive his target qualitative bonus due to other factors.  Because the qualitative bonus payouts are not tied to the performance goals established at the beginning of the year, but rather may be based on any number of factors that the Compensation Committee considers significant after year-end, it is our view that these bonuses are properly characterized as discretionary bonuses that should be reflected in Column (b) to our Summary Compensation Table rather than non-equity incentive plan compensation that must be reflected under Column (g) to our Summary Compensation Table and in the Grants of Plan-Based Awards Table.

In addition, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (345) 943-4573 – Ext. 205 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Tim Courtis
Tim Courtis
Chief Financial Officer